

Patrick Moyal · 3rd

MOYAL ACCOUNTING SERVICES INC

Hollywood, Florida, United States · 500+ connections ·

Contact info

Cafpi USA

 **Barry University**

Experience

Senior Accountant
Cafpi USA
Jan 2011 – Present · 10 yrs
Coral Spings Fl

PRESIDENT
MOYAL ACCOUNTING SERVICES INC
Jan 1984 – Present · 37 yrs

Sales AUDITOR assistant SUPERVISOR
Richard DEPT stores
1970 – 1972 · 2 yrs
downtown Miami

My first serious job in the US
Directly under the comptroller

Education



Barry University
1979 – 1983

Skills & endorsements

Accounting · 48

 Endorsed by **Enrique Nowogrodzki CPA, who is highly skilled at this**

Tax · 29

 Endorsed by **Enrique Nowogrodzki CPA, who is highly skilled at this**

Sales · 23

 Endorsed by **Paul C., who is highly skilled at this**

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